UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)*.

                       Provident Life & Accident Insurance Co.

                                        Class A

                                        74388920

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  74388920 13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Tennessee, Inc. as Parent Holding Company; SunTrust Banks of Georgia, Inc. as Parent Holding Company for SunTrust Bank, Atlanta as Parent Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    95,901
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  11,354
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 59,546
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      1,393,974
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,456,728
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        16.9%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK and IA




CUSIP NO.  74388920  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks of Tennessee, Inc.as Parent Holding Company for SunTrust Bank, Chattanooga, N.A. and in Various Fiduciary Capacities 62-0858840
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Tennessee
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    82,485
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  11,354
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 51,172
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      1,388,932
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,443,312
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        16.8%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK



                                SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                        SCHEDULE 13G
                            UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)    Name of Issuer:
---------    --------------
             Provident Life & Accident Insurance Company

Item 1(b)    Address of Issuer's Principal Executive Offices:
---------    -----------------------------------------------
             One Fountain Square
             Chattanooga, Tennessee  37402

Item 2(a)    Name of Person Filing:
---------    ---------------------
             SunTrust Banks, Inc. as Parent Holding Company for
             SunTrust Banks of Tennessee, Inc. as Parent Holding Company;
             SunTrust Banks of Georgia, Inc. as Parent Holding Company for
             SunTrust Bank, Atlanta as Parent Company of Trusco Capital
             Management, Inc., and in various fiduciary capacities.

Item 2(b)    Address of Principal Business Office(s):
---------    ---------------------------------------
             25 Park Place, N.E.
             Atlanta, Georgia  30303

Item 2(c)    Citizenship:
---------    -----------
             SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Tennessee is a Tennessee corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation; SunTrust Bank, Atlanta is a Georgia banking association; Trusco Capital Management, Inc. is a registered investment adviser and a Georgia corporation.

Item 2(d)    Title of Class of Securities:
---------    ----------------------------
             Class A

Item 2(e)    CUSIP Number:
---------    ------------
             74388920




Item 3        Type of Person:
------        --------------
              (b)  Bank as defined in section 3(a)(6) of the Act.
              (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
              (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4         Ownership:
------         ---------

               Amount Beneficially Owned.  1,456,728

               (b)  Percent of Class:   16.9%

               (c)  Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:  95,901

                 (ii) Shared power to vote or to direct the vote:  11,354

                (iii) Sole power to dispose or to direct the disposition of:
                       59,546

                 (iv) Shared power to dispose or the direct the disposition of: 1,393,974




Item 5        Ownership of Five Percent or Less of Class:
------        ------------------------------------------
              Not Applicable

Item 6        Ownership of More than 5 Percent of Behalf of Another Person:
------        ------------------------------------------------------------
              See Exhibit B

Item 7        Identification and Classification of the Subsidiary Which
------        Acquired the Security Being Reported on By the Parent Holding
              Company:
              ------------------------------------------------------------
              See Item 2 and Exhibit C

Item 8        Identification and Classification of Members of the Group:
------        ---------------------------------------------------------
              Not Applicable

Item 9        Notice of Dissolution of Group:
------        ------------------------------
              Not Applicable

Item 10       Certification:
-------       -------------
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

              Signature:
              ---------
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1996

SunTrust Banks, Inc.

By        /s/ Cynthia S. Walker
          -------------------------
          Cynthia S. Walker, Operations Officer
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.




                                        EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.



                                        EXHIBIT B




Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities.
Additionally, various beneficiaries have the right to receive dividends. The following person or persons have the rights and/or powers when combined that exceed 5% of the class.



SunTrust Bank, Chattanooga, N.A., Hugh O. Maclellan, Sr., and
Dudley Porter, Jr., Trustees of R.J. Maclellan Charitable Trust

SunTrust Bank, Chattanooga, N.A., Hugh O. Maclellan, Sr., and
Dudley Porter, Jr., Trustees of Cora L. Maclellan Charitable Trust

SunTrust Bank, Chattanooga, N.A., Hugh O. Maclellan, Sr., Hugh O.
Maclellan, Jr., Charlotte Heffner, Dudley Porter, Jr. and Katrina H. Maclellan, Trustees of Various Maclellan Trusts.







                                       EXHIBIT C


                                   Sole      Shared      Sole      Shared
                                 Voting      Voting     Power to   Power to
Name of Person Filing             Power       Power      Dispose    Dispose

SunTrust Banks of Tennessee, Inc.
as Parent Holding Company for:
---------------------------------
SunTrust Bank, Chattanooga, N.A.   82,485      11,354     51,172   1,388,932
and in Various Fiduciary
Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

SunTrust Bank, Northeast            3,217        -0-         -0-         3,217
Tennessee, N.A. and in Various
Fiduciary Capacities
207 Mockingbird Lane
Johnson City, Tennessee 37605


SunTrust Banks of Georgia, Inc. as
Parent Holding Company for:
----------------------------------
SunTrust Bank, Atlanta as Parent    10,199       -0-       8,374         1,825
Company of Trusco Capital
Management, Inc., and in Various
Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303


Shares Beneficially Owned   1,456,728




SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


January 23, 1996

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Provident Life & Accident Insurance Company Class A stock.

A paper copy of this filing is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Operations Officer
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

c:    Provident Life & Accident Insurance Company
      New York Stock Exchange